

July 8, 2008

By facsimile to (212) 688-7273 and U.S. Mail

Mr. Deli Du
President and Chief Executive Officer
China Solar & Clean Energy Solutions, Inc.
Building 3, No. 28, Feng Tai North Road
Beijing, People's Republic of China 100071

Re: China Solar & Clean Energy Solutions, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed June 25, 2008
        File No. 333-150233

Dear Mr. Du:

We reviewed the filing and have the comments below.

General

1.   You disclose on page F-80 that you obtained valuations from an independent appraiser.
        Please identify each expert referred to and provide its consent as an exhibit to the
        registration statement. Refer to Rule 436 of Regulation C under the Securities Act.

Results of Operations, page 34

2.   You present sales and operating income amounts which exclude the impact of the
        acquisition of Tianjin Huaneng Group Energy Equipment Co., Ltd. These amounts
        constitute non-GAAP measures. Please revise your MD&A for each period presented to
        remove these non-GAAP measures and instead discuss the changes between periods in
        your GAAP financial statement line items. Amounts that are a business reason for the
        change between periods should be discussed as one of the business reasons for the
        change in the applicable GAAP financial statement line item between periods. Please
        make the appropriate revisions.

Financial Statements

General

3.   Given that the February 2008 private placement is included in your historical balance sheet as of March 31, 2008 and you are only required to provide a pro forma balance sheet as of March 31, 2008, please remove the pro forma balance sheet as of December 31, 2007. Refer to Rule 11-02(c)(1) of Regulation S-X.

4.   Please do not present separate pro forma financial statements for each acquisition. You should reflect both acquisitions in the same pro forma financial statements. Please present each acquisition in a separate column within these financial statements.

Note 5. Stockholders' Equity, Warrants Issued to Placement Agent, page F-8

5.   We note your response to prior comment 41. Please disclose any changes that could be made to the terms of the warrants issued, including any changes to the exercise price or number of shares to be issued. Your response states that in the event of a fundamental transaction the holder of the warrant will be entitled to receive what he would be entitled to receive had he exercised the warrant in full immediately prior to the fundamental transaction. In a similar manner to your response, please disclose the nature of fundamental transactions as well as what changes could occur to the terms. Given that it appears that these warrants would be settled in your stock, it is unclear how you determined that you do not need to give consideration to EITF 00-19.

Note 6. Income Taxes, page F-9

6.   You disclose that the effective income tax rate for the three months ended March 31, 2008 and March 31, 2007 were both 15%. Please disclose why there is no income tax expense recorded on your statements of income for the three months ended March 31, 2007.

Note 7. Segment Reporting, Geographical Information, page F-10

7.   The financial statements for the year ended December 31, 2007 included amounts associated with other segments. These other segments are not presented in the financial statements for the three months ended March 31, 2008. Please disclose what led to the change in presentation. Refer to paragraph 34 of SFAS 131.

8.   Please disclose the types of amounts included in unallocated assets. Please disclose why these amounts were not allocated to the other reportable segments.

Report of Independent Registered Public Accounting Firm, page F-15

9.   The date of the report from Cordovano and Honeck LLP is March 28, 2008, except for note 2 which is dated June 20, 2008. It is not clear which part of note 2 the firm is referring to in its report. Please arrange with it to clarify.

Consolidated Statements of Income, page F-17

10.   We note your response to prior comments 35 and 36. Given the revisions made to your diluted earnings per share amounts for the year ended December 31, 2007, please advise how you determined that it was not appropriate to reflect this change as a restatement to your financial statements and correspondingly do the following in an amendment to your Form 10-KSB:

- Provide an explanatory paragraph in the reissued audit opinion.

- Provide full compliance with paragraph 26 of SFAS 154.

- Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data.

- Provide updated Item 8A. disclosures which should include the following:

    o   A discussion of the restatement and the facts and circumstances surrounding it.

    o   How the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures

    o   Changes to internal controls over financial reporting.

      o Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(c) of Regulation S-B.

- Include all updated certifications.

Statements of Cash Flows, page F-18

11.   We note your response to prior comment 26. The additional disclosure you provided states that you repaid Mr. Deli Du $22,528 during the year ended December 31, 2007. Please advise how this repayment is reflected on your statement of cash flows. It also appears that there is a related party receivable for which there are no disclosures provided pursuant to paragraph 2 of SFAS 57. Please provide the necessary disclosures.

Note 2. Summary of Significant Accounting Policies, page F-21

General

12.   We note your response to prior comment 29. Please address the following:

- Please describe the nature of distribution and transportation expenses and disclose why these expenses would not also be considered to be shipping and handling expenses and reported in the cost of revenue line item.

- Your response states that no installation and replacements are included in selling and distribution expenses. Your disclosure on page 35 continues to imply that installation and replacements are included in selling expenses. Please revise as necessary.

Product Warranty, page F-25

13.   We note your response to prior comment 30. You state that warranty services on the products manufactured by Deli Solar (Bazhou) are performed by independent sales agents and distributors in exchange for a 1% - 2% discount off of the purchase price of your products. Please disclose how you reflect this 1% - 2% on your statements of income and your basis for this presentation.

Acquisition, page F-27

14.   You state that the purchase price allocation was finalized in June 2008 which resulted in no adjustment to the fair value of the assets acquired and liabilities assumed. In addition, you recorded goodwill of $1,708,665, which represents approximately 69% of the total purchase price. Please help us understand what consideration you gave as to whether any additional intangible assets needed to be recognized as an asset apart of goodwill pursuant to paragraph 39 of SFAS 141. Please also refer to the examples provided in paragraph A14 of SFAS 141.

15.   Given that it appears that approximately 10% of the historical assets acquired represent fixed assets, please further advise how you determined that no fair value adjustments needed to be made. Your explanation should include a description of the types of assets acquired.

Pro Forma Condensed Financial Information of Tianjin Huaneng Group Energy Equipment Co., page F-77

General

16.   Please include cross references between the adjustments on the face of the pro forma financial statements and the notes to the pro forma financial statements which describe the nature of each adjustment and how it was computed.

Basic and Diluted Net Income Per Share Calculation, page F-81

17.   Please disclose how you determined that the convertible preferred stock was antidilutive for purposes of calculating pro forma diluted net income per share.

18.   Please disclose what consideration was given to the warrants issued in connection with the February 2008 private placement in your determination of pro forma net income per share amounts.

Pro Forma Financial Information of Shenzen Pengsangpu Solar Industrial Products Corporation, page F-115

19.   We note your response to prior comment 48. Please disclose here and in your historical financial statements when you expect the purchase price allocation for Shenzen PengSangPu Solar Industrial Products Corporation significant acquisition to be finalized.

20.   Your disclosures on page F-11 indicate that the purchase price consideration for Shenzen Pengsangpu Solar Industrial Products Corporation included shares of common stock as

well as warrants. Please disclose what consideration was given to the shares and warrants in your determination of pro forma net income per share amounts.

Notes to the Unaudited Pro Forma Combined Financial Statements

Note A, page F-122

21.   Please disclose why you are also reflecting the warrants issued as part of the purchase price consideration in common stock.

22.   In absence of a final valuation, you have made a preliminary allocation of the excess of the purchase price over the net assets to goodwill. On page F-39, you disclose that in addition to the payment of the cash purchase price under the complementary agreement the parties agreed to an appraisal value of RMB 20 million of SZPSP's intangible assets. In light of this it would appear that additional intangible assets would need to be recognized as an asset apart of goodwill pursuant to paragraph 39 of SFAS 141. Please advise or revise as necessary. Please refer to the examples provided in paragraph A14 of SFAS 141.

23.   Given that it appears approximately 39% of the historical assets acquired represent fixed assets, please disclose how you determined that no fair value adjustments needed to be made. Your explanation should include a description of the types of assets acquired.

Exhibit 23.2

24.   Please make arrangements to have Cordovano and Honeck LLP revise its consent to ensure that the report dates are consistent between the consent and the report provided on page F-15. Specifically, the firm has dual-dated its report, but the consent provided only refers to the first date.

December 31, 2007 10-KSB and March 31, 2008 10-Q/A

General

25.   Please address the comments above in future filings, as applicable.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, China Solar may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If China Solar thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since China Solar and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If China Solar requests acceleration of the registration statement's effectiveness, China Solar should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve China Solar from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- China Solar may not assert our comments and the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that China Solar provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: United Corporate Services, Inc.
        202 South Minnesota Street
        Carson City, NV 89703

        Darren L. Ofsink, Esq.
        Guzov Ofsink LLC
        600 Madison Avenue, 14th Floor
        New York, NY 10022